SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

Commission File Number : 1-14118

PRESS RELEASE #29/04

QUEBECOR WORLD DENIES LATEST ALLEGATIONS
IN UNION CORPORATE CAMPAIGN

        QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                Form 20-F                                         Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

Oct. 7, 2004                                                                                                                                   29/04

For immediate release                                                                                                                Page 1 of 2

QUEBECOR WORLD DENIES LATEST ALLEGATIONS
IN UNION CORPORATE CAMPAIGN

Montréal, Canada - Quebecor World (NYSE: IQW, TSX: IQW.SV) strongly denies the latest union allegations of unfair labor practices that have been filed with the U.S. National Labor Board. Quebecor World will cooperate fully with the NLRB and expects that these charges will likely be dismissed by the board as having no merit or withdrawn by the union. This has been the case for the overwhelming majority of similar allegations the Graphic Communications International Union has brought against the Company in the last year as part of its corporate campaign.

The dismissal and withdrawal of the vast majority of these allegations are demonstrable proof that the GCIU's primary goal in making such allegations is to disparage and harass the Company and its workforce in the furtherance of the corporate campaign being waged by the union leadership. The filing of multiple unfair labor practice allegations in order to harass and disparage a company is standard practice in union corporate campaigns. The sole goal of this corporate campaign, as publicly stated by union officials, is to increase membership by intimidating the Company into giving up its rights under the law in instances of union organizing attempts and require the Company to take away its U.S. employees' legal and democratic right to vote on the issue of unionization by secret ballot. Quebecor World will not be forced into giving up its legal rights nor its employees' right to a secret ballot election to select union representation.

In addition, despite the GCIU's misleading statements, the NLRB's decision to proceed to the Complaint phase on certain of the union allegations does not mean there is a finding of fault. The decision to issue a Complaint merely means that the NLRB has determined that the matters addressed in the Complaint should be decided upon by an Administrative Law Judge as part of the process. The GCIU is well aware that a hearing before an administrative law judge is in no way a finding of fault against the Company. Quebecor World is confident that when it is able to present evidence of its conduct before an Administrative Law Judge that it will be vindicated of the union allegations and found not to have engaged in any practice violating the law.

For immediate release                                                                                                                Page 2 of 2

Reflective of the GCIU's misleading publicity efforts is its continued reference to an incident where the Company discharged an employee it legitimately believed had made threats against senior management. The employee was later reinstated. This incident took place nine years ago and cannot serve as any legitimate basis from which to claim a pattern of wrongdoing on the part of the Company. As has been its practice, the union is attempting once again to portray the Company as being found at fault before any judgement has been rendered.

Quebecor World has solid relationships with the union members of its workforce and fully respects its employees' right to form a union. Quebecor World is one of the most highly unionized companies in the printing industry. Approximately one-third of our U.S. employees or more than 7,000 are union members. This compares to approximately 12% of public and private sector unionized employees in the U.S. Quebecor World has always and will continue to abide by and respect the labor laws in all the jurisdictions in which it operates.

Quebecor World Inc. (NYSE: IQW, TSX: IQW.SV) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value-added services. Quebecor World Inc. has approximately 37,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: http://www.quebecorworld.com

For further Information contact:
Jeremy Roberts Vice-President, Corporate Finance and Treasurer Quebecor World Inc. (514) 877-5118 (800) 567-7070	Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Marie Chlumecky

Name:   Marie Chlumecky
Title:      Assistant Secretary

Date:     October 8, 2004